                                                                      EXHIBIT 19


LETTER TO SHAREHOLDERS

Our Corporation completed the second quarter of 2001 with a net income of $77.5 million or $0.55 per common share, representing an increase of $12.4 million over the $65.1 million or $0.46 per common share reported for the same quarter in 2000. The second quarter results represented an annualized return on assets
(ROA) of 1.14% and a return on common equity (ROE) of 15.36%, compared with 1.01% and 14.43%, respectively, for the same period in 2000. For the first quarter of 2001, ROA and ROE were 1.09% and 15.25%, respectively.

         For the first six-months of 2001 net earnings amounted to $151.8 million or $1.08 per common share, an increase of $22.5 million compared with $129.3 million or $0.92 reported for the same period in 2000. ROA and ROE for the first six-months of 2001 were 1.12% and 15.31%, respectively, compared with 1.01% and 14.50%, respectively, for the same period a year earlier.

         During this quarter, the Federal Reserve again reacted to economic conditions by reducing the Federal funds target rate by 125 basis points reaching 3.75% on June 27, 2001. The low interest rate scenario had a positive effect on our net interest margin as the net interest income for the quarter ended June 30, 2001, reached $267.3 million, representing an increase of $21.4 million or 8.7% over the $245.9 million reported for the same period a year earlier. The net interest margin of the Corporation, on a taxable equivalent basis, increased to 4.47% for the second quarter of 2001, from 4.30% in the second quarter of 2000. Also, our Corporation reflected growth in most categories of other income, including service charges on deposit accounts, directly related to higher commercial deposit account activity and to newly implemented fees on deposit accounts. Other income categories reflecting sound growth were insurance commissions debit card fees, processing fees and gains on sale of loans.

         The provision for loan losses for the second quarter of 2001 amounted to $49.5 million, compared with $48.7 million for the second quarter of 2000, while net charge-offs amounted to $41.7 million and $38.1 million for the second quarter of 2001 and 2000, respectively.

         Operating expenses amounted to $232.5 million for the second quarter of 2001. This constituted an increase of $13.1 million or 6.0% when compared with $219.4 million for the same period a year earlier. The rise in operating expenses was mostly a result of higher personnel costs, particularly higher pension and medical plan costs, as well as net occupancy expenses, operating taxes and other expenses. Income tax expense also rose by $5.7 million to $27.3 million for the second quarter of 2001.

         Popular, Inc.'s total assets grew to $27.9 billion at June 30, 2001, compared with $26.5 billion at the same date in 2000 and $27.3 billion at March 31, 2001. Loans rose 9.0% from $15.8 billion at June 30, 2000 to $17.2 billion at June 30, 2001. At March 31, 2001, loans amounted to $16.5 billion. Total deposits at June 30, 2001, amounted to $15.6 billion from $14.5 billion at the same date in 2000 and $15.1 billion at March 31, 2001.

         Stockholders' equity at June 30, 2001 amounted to $2.2 billion compared with $1.7 billion at the same date in 2000. Included in stockholders' equity at June 30, 2001 were $75 million in unrealized gains on securities available-for-sale, net of tax, compared with $150 million in unrealized losses a year earlier. At March 31, 2001, stockholders' equity amounted to $2.1 billion, including $81 million in unrealized gains on securities available-for-sale.

         The Corporation's stock price was $32.94 at the end of the quarter, compared with $19.06 at June 30, 2000, and $29.45 at March 31, 2001. At the end of the second quarter of 2001, the Corporation had a market capitalization of $4.5 billion and a book value per share of $15.17.

-------------------------------------------------------------------------------
I am very pleased to inform that on May 9, 2001, the Board of Directors declared a dividend of $0.20 per common share for the second quarter of 2001, which represents a 25% increase over the $0.16 declared per common share in previous quarters.

-------------------------------------------------------------------------------
Our continuing effort for expansion and diversification has provided us with a greater ability and potential for growth. During this quarter, Popular, Inc. acquired 19.9% of the voting common stock as well as a 13.1% of non-voting stock of Coqui.com. This company owns PRTC.net and Coqui.net, which together form the leading Internet service provider in Puerto Rico. This investment allows us to expand in the Internet market and offer our customers enhanced on-line products and services as part of our e-commerce initiatives.

         In an effort to continue fulfilling our customer's financial needs, we have introduced a new Internet service, plazapop.com, for the Bank's commercial clients. This service allows commercial clients to have their own Internet page and have access to thousands of potential customers in Puerto Rico with the capability to offer online sales. This new service represents an added value for commercial customers, in particular small and medium-size companies.

         In addition, during this quarter we exercised our option to purchase 19.99% in Centro Financiero BHD, S.A., the third largest private financial institution in the Dominican Republic.

-------------------------------------------------------------------------------
We are very enthusiastic about the record-breaking performance of Popular Mortgage, the Corporation's mortgage loan subsidiary in Puerto Rico, which has reached unprecedented levels in mortgage loan closings during this year, triggered by the interest rate reductions, as well as, an aggressive marketing campaign, its staff performance and the development of innovative products. The volume of loan closings by this subsidiary in the period ended June 30, 2001, increased by approximately 75% when compared with the same period last year.

-------------------------------------------------------------------------------
The Annual Stockholders Meeting of Popular, Inc. was held on April 23, 2001. An 83.54% of the common shares issued and outstanding as of the record date of March 5, 2001, were represented at the meeting, complying with the quorum required by law. All four directors nominated for re-election were elected for a three-year term. During the meeting, the 2000 Corporation's Annual Report was discussed and approved. In addition, the 2001 Stock Option Plan created to attain and retain highly qualified personnel and to provide additional incentive to employees and directors was presented and approved.

-------------------------------------------------------------------------------
As an incentive to promote capital investment in Puerto Rico, the local government amended the Puerto Rico Internal Revenue Code to reduce the tax rate on capital gains effective for taxable years beginning after December 31, 2000. Long-term capital gains derived from the sale or exchange of capital assets located in Puerto Rico will be taxed at 10% for individuals, estates and trusts and at 12.5% for corporations and partnerships, previously 20% and 25%, respectively.

-------------------------------------------------------------------------------
Based on financial results as of the end of 2000, our Corporation has been ranked 29th in total revenues among the top financial corporations of the United States, and is number 571 of the top 1,000 highest-revenue producing companies in the nation. We are committed to maintain our focus on long-term growth and profitability and generate consistent above-average results for our stockholders.

RICHARD L. CARRION
CHAIRMAN
PRESIDENT
CHIEF EXECUTIVE OFFICER

                                                    Popular, Inc. 2001 Quarterly

Financial Highlights


                                                                At June 30,                         Average for the six months
BALANCE SHEET HIGHLIGHTS                             2001          2000         Change           2001         2000        Change
-----------------------------------------------------------------------------------------------------------------------------------
(In thousands)

Money market investments                          $ 1,063,854   $ 1,191,511    $ (127,657)   $   949,489   $   882,850   $   66,639
Investment and trading securities                   7,991,158     7,711,533       279,625      8,466,557     7,810,596      655,961
Loans                                              17,192,246    15,774,604     1,417,642     16,496,421    15,354,380    1,142,041
Total assets                                       27,850,903    26,451,246     1,399,657     27,448,384    25,719,423    1,728,961
Deposits                                           15,569,785    14,460,454     1,109,331     15,087,417    14,284,696      802,721
Borrowings                                          9,639,656     9,819,573      (179,917)     9,876,743     9,120,375      756,368
Stockholders' equity                                2,166,129     1,736,890       429,239      2,044,659     1,836,261      208,398
-----------------------------------------------------------------------------------------------------------------------------------


                                                               Second quarter                             Six months
OPERATING HIGHLIGHTS                                 2001          2000         Change           2001         2000        Change
-----------------------------------------------------------------------------------------------------------------------------------
(In thousands, except per share information)

Net interest income                               $   267,313   $   245,916   $    21,397    $   523,030   $   488,156   $   34,874
Provision for loan losses                              49,462        48,719           743         99,496        98,732          764
Fees and other income                                 119,505       109,285        10,220        234,472       225,011        9,461
Other expenses, net of minority inter                 259,819       241,359        18,460        506,923       485,123       21,800
Cumulative effect of accounting changes                    --            --            --            686            --          686
Net income                                        $    77,537   $    65,123   $    12,414    $   151,769   $   129,312   $   22,457
Net income applicable to common stock$                 75,450   $    63,036   $    12,414    $   147,594   $   125,137   $   22,457
Earnings per common share                         $      0.55   $      0.46   $      0.09    $      1.08   $      0.92   $     0.16
-----------------------------------------------------------------------------------------------------------------------------------


                                                          Second quarter                     Six months
SELECTED STATISTICAL INFORMATION                       2001            2000             2001             2000
---------------------------------------------------------------------------------------------------------------
COMMON STOCK DATA
Market price
    High                                             $32.94           $23.56           $32.94           $26.88
    Low                                               28.44            19.06            25.25            18.63
    End                                               32.94            19.06            32.94            19.06
Book value at period end                              15.17            12.05            15.17            12.05
Dividends declared                                     0.20             0.16             0.36             0.32
Dividend payout ratio                                 28.86%           34.46%           29.50%           34.72%
Price/earnings ratio                                  15.46x           10.30x           15.46x           10.30x
---------------------------------------------------------------------------------------------------------------

PROFITABILITY RATIOS
Return on assets                                       1.14%            1.01%            1.12%            1.01%
Return on common equity                               15.36            14.43            15.31            14.50
Net interest spread (taxable equivalent)               3.72             3.46             3.56             3.54
Net interest yield (taxable equivalent)                4.47             4.30             4.34             4.36
Effective tax rate                                    26.07            24.89            26.51            23.99
Overhead ratio                                        42.26            44.77            41.68            45.24
Efficiency ratio                                      60.17            61.94            59.76            63.87
---------------------------------------------------------------------------------------------------------------
CAPITALIZATION RATIOS
Equity to assets                                       7.62%            7.15%            7.45%            7.14%
Tangible equity to assets                              6.68             6.08             6.51             6.05
Equity to loans                                       12.34            11.85            12.39            11.96
Internal capital generation                            9.32             8.89             9.64             8.90
Tier I capital to risk-adjusted assets                10.60            10.09            10.60            10.09
Total capital to risk-adjusted assets                 12.57            12.12            12.57            12.12
Leverage ratio                                         6.89             6.42             6.89             6.42
---------------------------------------------------------------------------------------------------------------
CREDIT QUALITY RATIOS
Allowance for losses to loans                          1.82%            1.94%            1.82%            1.94%
Allowance to non-performing assets                    81.90            80.30            81.90            80.30
Allowance to non-performing loans                     88.56            88.80            88.56            88.80
Non-performing assets to loans                         2.23             2.41             2.23             2.41
Non-performing assets to total assets                  1.37             1.44             1.37             1.44
Net charge-offs to average loans                       0.99             0.97             0.94             1.13
Provision to net charge-offs                           1.19x            1.28x            1.28x            1.14x
Net charge-offs earnings coverage                      3.70             3.56             3.92             3.08

                                                    Popular, Inc. 2001 Quarterly

CONSOLIDATED STATEMENTS OF CONDITION


                                                                                       June 30,
In thousands                                                                    2001               2000
----------------------------------------------------------------------------------------------------------
ASSETS
   Cash and due from banks                                                 $   580,592        $   698,012
----------------------------------------------------------------------------------------------------------
   Money market investments:
    Federal funds sold and securities purchased
      under agreements to resell                                             1,052,960          1,159,754
    Time deposits with other banks                                              10,424             31,206
    Bankers' acceptances                                                           470                551
----------------------------------------------------------------------------------------------------------
                                                                             1,063,854          1,191,511
----------------------------------------------------------------------------------------------------------
   Investment securities available-for-sale, at market value                 7,463,660          7,228,826
   Investment securities held-to-maturity, at amortized cost                   247,812            292,249
   Trading account securities, at market value                                 279,686            190,458
   Loans held-for-sale, at lower of cost or market                             914,071            790,831
----------------------------------------------------------------------------------------------------------
   Loans                                                                    16,604,911         15,335,791
      Less - Unearned income                                                   326,736            352,018
           Allowance for loan losses                                           313,337            305,526
----------------------------------------------------------------------------------------------------------
                                                                            15,964,838         14,678,247
----------------------------------------------------------------------------------------------------------
   Premises and equipment                                                      395,804            437,181
   Other real estate                                                            28,741             36,426
   Customers' liabilities on acceptances                                         1,673              5,735
   Accrued income receivable                                                   190,013            176,540
   Other assets                                                                451,101            429,584
   Intangible assets                                                           269,058            295,646
----------------------------------------------------------------------------------------------------------
                                                                           $27,850,903        $26,451,246
==========================================================================================================
LIABILITIES AND STOCKHOLDERS' EQUITY
LIABILITIES:
   Deposits:
    Non-interest bearing                                                   $ 3,144,623        $ 3,067,579
    Interest bearing                                                        12,425,162         11,392,875
----------------------------------------------------------------------------------------------------------
                                                                            15,569,785         14,460,454
   Federal funds purchased and securities sold under
    agreements to repurchase                                                 4,157,279          4,937,816
   Other short-term borrowings                                               2,828,347          2,854,035
   Notes payable                                                             2,379,030          1,752,722
   Acceptances outstanding                                                       1,673              5,735
   Other liabilities                                                           472,745            407,260
----------------------------------------------------------------------------------------------------------
                                                                            25,408,859         24,418,022
----------------------------------------------------------------------------------------------------------
   Subordinated notes                                                          125,000            125,000
----------------------------------------------------------------------------------------------------------
   Preferred beneficial interest in Popular
    North America's junior subordinated deferrable
    interest debentures guaranteed by the Corporation                          150,000            150,000
----------------------------------------------------------------------------------------------------------
Minority interest in consolidated subsidiaries                                     915             21,334
----------------------------------------------------------------------------------------------------------
STOCKHOLDERS' EQUITY:
   Preferred stock                                                             100,000            100,000
   Common stock                                                                831,408            828,959
   Surplus                                                                     264,414            247,479
   Retained earnings                                                           963,605            775,975
   Treasury stock, at cost                                                     (66,136)           (64,150)
   Accumulated other comprehensive income (loss), net of tax                    72,838           (151,373)
----------------------------------------------------------------------------------------------------------
                                                                             2,166,129          1,736,890
----------------------------------------------------------------------------------------------------------
                                                                           $27,850,903        $26,451,246
==========================================================================================================

                                                    Popular, Inc. 2001 Quarterly

CONSOLIDATED STATEMENTS OF INCOME


                                                                       Quarter ended                    Six months ended
                                                                          June 30,                          June 30,
Dollars in thousands, except per share information                 2001             2000              2001            2000
------------------------------------------------------------------------------------------------------------------------------
INTEREST INCOME:
   Loans                                                        $ 391,841       $   392,437       $   785,406       $  768,957
   Money market investments                                        13,026            14,308            28,332           27,556
   Investment securities                                          116,038           114,624           254,097          226,754
   Trading account securities                                       4,297             3,405             7,818            7,308
------------------------------------------------------------------------------------------------------------------------------
                                                                  525,202           524,774         1,075,653        1,030,575
------------------------------------------------------------------------------------------------------------------------------
INTEREST EXPENSE:
   Deposits                                                       131,022           129,399           263,799          251,873
   Short-term borrowings                                           84,933           113,684           205,454          216,509
   Long-term debt                                                  41,934            35,775            83,370           74,037
------------------------------------------------------------------------------------------------------------------------------
                                                                  257,889           278,858           552,623          542,419
------------------------------------------------------------------------------------------------------------------------------
Net interest income                                               267,313           245,916           523,030          488,156
Provision for loan losses                                          49,462            48,719            99,496           98,732
------------------------------------------------------------------------------------------------------------------------------
Net interest income after provision for loan losses               217,851           197,197           423,534          389,424
Service charges on deposit accounts                                36,310            30,831            70,968           61,054
Other service fees                                                 58,907            55,443           117,082          102,808
Net (loss) gain on sale of securities                              (2,152)              329            (1,862)          13,593
Trading account profit                                                945               693             1,254            1,510
Net gain on derivatives                                             1,652                --             1,021               --
Other operating income                                             23,843            21,989            46,009           46,046
------------------------------------------------------------------------------------------------------------------------------
                                                                  337,356           306,482           658,006          614,435
------------------------------------------------------------------------------------------------------------------------------
OPERATING EXPENSES:
Personnel costs:
   Salaries                                                        78,884            77,301           156,662          155,895
   Profit sharing                                                   4,018             5,569             9,115            9,701
   Pension and other benefits                                      23,841            15,341            45,860           35,839
------------------------------------------------------------------------------------------------------------------------------
                                                                  106,743            98,211           211,637          201,435
Net occupancy expenses                                             17,726            16,177            34,921           32,736
Equipment expenses                                                 24,575            25,079            48,702           48,513
Other taxes                                                         9,809             8,341            18,619           16,916
Professional fees                                                  16,842            16,826            32,227           34,504
Communications                                                     12,085            12,034            23,972           22,836
Business promotion                                                 13,159            12,572            23,704           26,659
Printing and supplies                                               4,490             5,313             8,809           10,485
Other operating expenses                                           20,189            16,282            36,120           34,663
Amortization of intangibles                                         6,860             8,537            13,736           17,129
------------------------------------------------------------------------------------------------------------------------------
                                                                  232,478           219,372           452,447          445,876
------------------------------------------------------------------------------------------------------------------------------
Income before income tax, minority interest and cumulative
   effect of accounting changes                                   104,878            87,110           205,559          168,559
Income tax                                                         27,337            21,684            54,488           40,440
Net (gain) loss of minority interest                                   (4)             (303)               12            1,193
------------------------------------------------------------------------------------------------------------------------------
Income before cumulative effect of accounting changes              77,537            65,123           151,083          129,312
Cumulative effect of accounting changes, net of tax                    --                --               686               --
------------------------------------------------------------------------------------------------------------------------------

NET INCOME                                                      $  77,537       $    65,123       $   151,769       $  129,312
==============================================================================================================================

NET INCOME APPLICABLE TO COMMON STOCK                           $  75,450       $    63,036       $   147,594       $  125,137
==============================================================================================================================

EARNINGS PER COMMON SHARE (BASIC AND DILUTED) (BEFORE AND
   AFTER CUMULATIVE EFFECT OF ACCOUNTING CHANGES)               $    0.55       $      0.46       $      1.08       $     0.92
==============================================================================================================================

ADDITIONAL INFORMATION
Board of Directors

  Richard L. Carrion, Chairman
  Antonio Luis Ferre, Vice Chairman **
  Juan A. Albors Hernandez *
  Jose A. Bechara Bravo *
  Juan J. Bermudez
  Francisco J. Carreras
  Jose B. Carrion Jr.
  David H. Chafey Jr.
  Maria Luisa Ferre *
  Hector R. Gonzalez
  Jorge A. Junquera **
  Guillermo Martinez *
  Manuel Morales Jr.
  Alberto M. Paracchini
  Francisco M. Rexach Jr.
  J. Adalberto Roig Jr. *
  Felix J. Serralles Nevares
  Jon E. Slater *
  Julio E. Vizcarrondo Jr.
   Samuel T. Cespedes, Secretary
    *   Director of Banco Popular de Puerto Rico only
    ** Director of Popular, Inc. only

Executive Officers

  Richard L. Carrion, Chairman of the Board,
   President and Chief Executive Officer
  David H. Chafey Jr., Senior Executive Vice President
  Jorge A. Junquera, Senior Executive Vice President
  Maria Isabel P. de Burckhart, Executive Vice President
  Roberto R. Herencia, Executive Vice President
  Larry B. Kesler, Executive Vice President
  Tere Loubriel, Executive Vice President
  Humberto Martin, Executive Vice President
  Brunilda Santos de Alvarez, Executive Vice President
  Emilio E. Pinero, Executive Vice President
  Carlos J. Vazquez, Executive Vice President

Shareholders' Information

  Shareholders' Assistance: Shareholders requiring a change of address, records or information about lost certificates, dividend checks or dividend reinvestment should contact:

     Banco Popular de Puerto Rico
     Popular Center Building - 4th Floor
     Trust Division (725)
     209 Munoz Rivera Ave.
     Hato Rey, Puerto Rico 00918

  Publications: For printed material (annual and quarterly reports,10-K and 10-Q reports), contact Mr. Amilcar L. Jordan at the Comptroller's Division at
  (787) 765-9800 ext. 6101, or visit our web site at http://www.popularinc.com.

  Dividend Reinvestment Plan: The Corporation has a dividend reinvestment plan that provides the shareholder a simple, convenient and cost-effective way to acquire Popular, Inc. common stock.
  - Dividends can be automatically reinvested in additional shares at 95% of the Average Market Price.
  - Participants may make optional cash payments of at least $25 and not more than $10,000 per calendar month for investment in additional shares.
  -        No brokerage commissions are charged on purchases under this plan.
  - Participant's funds will be fully invested, because the plan permits fractions of shares to be credited to a participant's account.
If you would like more information on this plan, please contact our Trust Division at (787) 756-3908 or (787) 765-9800 exts. 5637, 5525 and 5897.

Subsidiaries
Central Office

  Popular Center
  209 Munoz Rivera Avenue
  San Juan, Puerto Rico 00918
  Telephone: (787) 765-9800

Banco Popular de Puerto Rico

  Puerto Rico Office
  Popular Center
  209 Munoz Rivera Avenue
  San Juan, Puerto Rico 00918
  Telephone: (787) 765-9800

  Virgin Islands Office
  193 Estate Altona & Welgunst
  St. Thomas, Virgin Islands 00802
  Telephone: (340) 693-2777

Banco Popular North America

  4000 West North Avenue
  Chicago, Illinois 60639
  Telephone: (773) 772-8600

Banco Popular, National Association

  5551 Vanguard Street
  Suite 100
  Orlando, Florida 32819
  Telephone: (407) 370-7482

ATH Costa Rica/CreST, S.A.

  Tournon Neighborhood, accross to
  newspaper La Republica,
  ATH Building
  San Jose, Costa Rica
  Telephone: (506) 257-9011

GM Group, Inc.

  1590 Ponce de Leon Avenue
  San Juan, Puerto Rico 00926
  Telephone: (787) 751-4343

Equity One, Inc.

  Marlton Crossing Office Park
  400 Lippincott Drive
  Marlton, New Jersey 08053
  Telephone: (856) 396-2600

Popular Mortgage, Inc.

  268 Ponce de Leon Avenue
  San Juan, Puerto Rico 00918
  Telephone: (787) 753-0245

Levitt Mortgage

  Galeria San Patricio
  B-5 Tabonuco St.
  Suite 207
  Guaynabo, Puerto Rico 00968
  Telephone: (787) 749-8787

Popular Leasing & Rental, Inc.

  M-1046 Federico Costa St.
  Tres Monjitas Industrial
    Development
  San Juan, Puerto Rico 00903
  Telephone: (787) 751-4848

Popular Leasing, USA

  16296 Westwood
  Business Parkdrive
  Ellisville, Missouri 63021
  Telephone: (609) 273-1119

Popular Finance, Inc.

  10 Salud Street
  El Senorial Condominium
  Suite 613
  Ponce, Puerto Rico 00731
  Telephone: (787) 844-2860

Popular Cash Express, Inc.

  6200 North Hiawatha
  Suite 200
  Chicago, Illinois 60646
  Telephone: (773) 205-8300

Popular Securities, Inc.

  Popular Center
  209 Munoz Rivera Avenue
  Suite 1020
  San Juan, Puerto Rico 00918
  Telephone: (787) 766-4200

Popular Insurance, Inc.

  270 Munoz Rivera Avenue
  McConnell Bldg. 6th Floor
  Hato Rey, Puerto Rico 00918
  Telephone: (787) 759-0080